AMEX:ROY	NR 07-22
TSX:IRC	December 21, 2007

INTERNATIONAL ROYALTY ENTERS AGREEMENT TO ACQUIRE 16 ROYALTIES FROM RIO TINTO

Las Cruces and Avebury Royalties will add to IRC Revenue in 2008

DENVER, COLORADO – December 21, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company") or (“IRC”) is pleased to announce that it has entered into a definitive purchase and sale agreement to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”), including interests on the near-producing Las Cruces copper and Avebury nickel mines, for US$61.5 million in cash, plus a potential contingency payment. These acquisitions expand the number of royalties in IRC’s portfolio by approximately 20% to now include more than 80 individual royalty interests.

At current metal prices1 it is expected that these royalties will contribute US$3 million in gross revenue to IRC in 2008 (reflecting project start-up phases for Las Cruces and Avebury) and more than US$10 million per year once the mines achieve steady production rates. This would represent approximately an 8% and a 25% increase in projected IRC revenues during 2008 and 2009, respectively.

In addition to two royalties on the Las Cruces and Avebury projects (with production expected during the fourth and first quarter of 2008, respectively) the acquisitions would include three feasibility-stage and 11 exploration-stage royalties. Four of the these projects have disclosed production plans with mine lives of ten years or more2.

This acquisition from Rio Tinto would enhance IRC’s commodity exposure by adding four gold, four diamond, two uranium, three copper and three nickel royalties to IRC’s portfolio. The interests also provide IRC with additional exposure to zinc, lead, silver, cobalt, and molybdenum. Eight of the royalties are located on properties in Canada, five are in Australia, two are in the United States, and one is in Spain. The majority of the properties are expected to have strong exploration potential on lands covered by the royalties being purchased.

IRC believes that the most significant royalty in the portfolio is a 1.5% NSR on Inmet Mining Corporation’s (“Inmet”) Las Cruces copper project in Spain. Inmet is currently constructing the mine with first cathode production expected in the fourth quarter of 2008, with a projected annual average production rate over 15 years of 142 million pounds of copper. Inmet reports that the open-pit mine has Proven and Probable Reserves of 17.6 million tonnes grading 6.2% copper (2.4 billion pounds). 3 They also report the possibility of deeper primary sulphide resources.

The second royalty of significant near-term importance to IRC is a 2.0% NSR on the Avebury nickel project in Tasmania, Australia. This mine is expected to be placed into production during the first quarter of 2008 by Allegiance Mining NL.4 The underground mine will process high-grade sulphide ores from Measured Resources of 0.46 million tonnes grading 1.15%, Indicated Resources of 5.6 million tonnes grading 1.16% and Inferred Resouces of 5.8 million tonnes grading 1.05%, at a 0.7% nickel cutoff grade.5

The commissioning of the Las Cruces and Avebury mines would, if the acquisition is completed, expand IRC’s portfolio to seven producing royalties. The addition of three feasibility-stage royalties would bring the total number of feasibility stage royalties in IRC’s portfolio to 19. In total, this transaction, if completed, would increase the number of feasibility and later stage royalties in IRC’s porfolio to 31 royalties.

This acquisition would increase IRC’s uranium exposure through the purchase of two uranium royalties. The first is a royalty on the Westmoreland project in Queensland, Australia. The operator of this project, Laramide Resources, reports that the property currently contains 37.5 million pounds of uranium (U3O8)6. The other uranium royalty applies to the Lazy Edward Bay project, an exploration-stage project being managed by JNR Resources in the Athabasca Basin of Saskatchewan. This transaction, if completed, would increase the number of uranium royalties owned by IRC to four.

The four diamond royalties to be acquired would expand IRC’s diamond sector exposure to 20 royalties. Collectively, these new royalties contain 13 known kimberlite pipes and dikes that would bring IRC’s total diamond royalty exposure to 96 pipes and dikes.

Collectively, this royalty portfolio applies to more than 1.2 million acres upon which in excess of US$10 million is estimated to have been spent on exploration during 2007. As a royalty holder, IRC would not contribute to any of these expenditures but would receive the benefit of any discoveries and production.

Operators on two of the royalties (Bell Creek and Merlin) have first rights of refusal which are currently under consideration. The operator of Avebury and Melba Flats asserts that it is entitled to a right of first refusal on the royalties. IRC believes that this is not the case. Additionally, if the Las Cruces deposit is shown to contain a suspected deep primary sulphide resource, IRC will make a contingency payment to Rio Tinto of US$0.005 for each pound of identified recoverable copper in the sulphide reserve at the commencement of production.

This transaction is expected to close in two parts. The non-Australian royalties portion of the agreement is scheduled to close on December 21, 2007. The acquisition of the five Australian royalties (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) will close upon receiving approval from the Australian Foreign Investment Review Board. This process typically takes less than 30 days but could take up to 110 days.

The royalties to be acquired are listed in the table below.

This press release has been reviewed by Nick Michael of SRK Consulting (U.S.) Inc, a qualified person for the purposes of National Instrument 43-101.

IRC invites you to participate in its conference call to discuss these proposed acquisitions. Due to the holiday season, a conference call and webcast updating investors on both this and other recent events will be held on Tuesday, January 8, 2008 at 10:30 AM EST.

Notice of Conference Call and Webcast:
To participate in the conference call, please dial 416-640-3404 or toll free 1-866-322-1159. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To participate in the webcast, please login to,
http://events.onlinebroadcasting.com/royalty/121207/index.php

Asset	Royalty	Status	Commodity	Operator
Avebury, Australia	2.0% NSR	Development	Nickel	Allegiance Mining
Las Cruces, Spain	1.5% NSR	Development	Copper	Inmet Mining
Bell Creek, Australia	A$1.00/$2.00/t	Feasibility	Nickel, Copper	Metallica Minerals
High Lake, Canada	1.5% NSR	Feasibility	Copper, Zinc, Silver, Gold	Zinifex Limited
Westmoreland, Australia	1.0% NSR	Feasibility	Uranium	Laramide Resources Ltd.
Afridi Lake East, Canada	1.5% NSR	Exploration	Diamonds	Shear Minerals
Berg, Canada	1.0% NSR	Exploration	Copper, Molybdenum	Terrane Metals Corp
Burin-Stewart, Canada	1.5% NSR	Exploration	Gold	Cornerstone Capital
Hood River, Canada	1.0% GOR	Exploration	Diamonds	Tahera Diamond
Lazy Edward Bay, Canada	2.5% NSR	Exploration	Uranium	JNR Resources
Melba Flats, Australia	2.0% NSR	Exploration	Nickel, Cobalt	Allegiance Mining
Merlin, Australia	1.0% GOR	Exploration	Diamonds	North Australian Diamonds
Monument, Canada	1.0% NSR	Exploration	Diamonds	New Nadina Explorations
Scheelite Dome, Canada	2.0% NSR	Exploration	Gold	Copper Ridge Resources
Uncle Sam, USA	2.0% NSR	Exploration	Gold	Geoinformatics
Woodruff Creek, USA	1.0% NSR	Exploration	Gold	U.S. Gold Corporation

1	Copper price of $3.00/lb, nickel price of $11.60/lb
2	Allegiance Mining Quarterly Report, September 2007; Zinifex Limited website, www.zinifex.com, Las Cruces 43-101 report, Westmoreland 43-101 report
3	Inmet Mining Corporation website, www.inmetmining.com
4	Allegiance Mining Limited website, www.allegiance-mining.com.au
5	Allegiance Mining Limited news release, April 13, 2007
6	Laramide Resources website, www.laramide.com. The royalty is capped at A$10 million but inflation-indexed. Australian companies reports under JORC disclosures

International Royalty Corporation
International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 70 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver
Chairman and CEO

For further information please contact:
Jack Perkins, Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com

Renmark Financial Communications Inc.
Tina Cameron : tcameron@renmarkfinancial.com
Tel.: (514) 939-3989
www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements and assume that the acquisition of the royalty interests from Rio Tinto will be completed, such as statements that describe IRC's estimated revenues including but not limited to IRC’s royalty interests in the Avebury, Las Cruces, Bell Creek, High Lake, Merlin, Westmoreland, Afridi Lake, Berg, Burin-Stewart, Hood River, Lazy Edward Bay, Melba Flats, Monument, Scheelite Dome, Uncle Sam and Woodruff Creek projects and proposed acquisition of said royalty interests, estimated royalty revenues from these royalty interests, estimated timing of production, estimated production from these royalty interests, and estimated mine life, costs and projected capital costs at these projects; IRC’s position as it relates to claims asserted by Avebury’s operator; and projected benefits and timing of acquisitions. Information related to the projects; estimated reserve, resources and mineralization; timing of development, construction and costs; and projected production and revenues is derived from information provided to IRC by Rio Tinto and/or the operators and may constitute forward looking statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include the acquisition from Rio Tinto of their royalties has not been completed, the Australian Foreign Investment Review Board may not approve this acquisition, fluctuations in gold, copper, nickel, zinc, silver, diamond, uranium, and molybdenum prices; timing of production; accuracy of the operators’ projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.